Exhibit 99.1

Cellect Biotechnology Ltd Provides Corporate Update and Reports Third Quarter 2016 Financial Results

Tel Aviv, Israel November 28, 2016 – Cellect Biotechnology Ltd. (NASDAQ: "APOP", TASE: "APOP"), a developer of innovative technology which enables the functional selection of stem cells, today provided a corporate update and announced financial results for the third quarter ended September 30, 2016.

Dr. Shai Yarkoni, Chief Executive Officer, said, “During the third quarter, we were pleased to receive the Israeli Ministry of Health’s approval to begin a Phase I/II clinical trial in leukemia patients to evaluate the safety and efficacy of Cellect’s cell selection technology, ‘Powered by Cellect’. We believe Cellect’s transformative approach to cell selection represents a significant breakthrough in the ability to produce selective destruction of mature cell populations, thus reducing the significant risks associated with bone marrow transplantation.”

“We look forward to beginning to enroll patients into this study, which is the first of its kind in leukemia patients in need of bone marrow transplantation, shortly,” continued Dr. Yarkoni. “With this continued development progress, and our recent U.S. IPO, Cellect has never been in a stronger operating position. Our focus remains on creating long-term shareholder value.”

Recent Corporate Highlights:

•	Received the Israeli Ministry of Health's approval to begin a Phase I/II clinical trial in leukemia patients. The trial, which Cellect expects will be initiated shortly, will be conducted in the bone marrow transplantation unit of Rambam Hospital, and led by Clinical Assistant Professor, Zila Zuckerman, the Director of the unit.

•	Priced an initial public offering (IPO) in the U.S., resulting in gross proceeds of $8.4 million ($7.6 million net of underwriters’ fees and discounts).

•	Filed an urgent request with the Court in Israel to approve the convening of a Special General Meeting of its Shareholders and its Series 1 Warrant Holders to approve the extension of the term of the Company’s Series 1 Warrants until November 21, 2017. On November 9, 2016, the Court approved the extension until February 15, 2017, as temporary relief. Additionally, Cellect’s Board of Directors resolved to approve an extension of the term of the additional unregistered warrants issued on March 8, 2016, pursuant to a private placement, until March 7, 2018. This potential extension is subject to certain corporate actions.

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Third Quarter 2016 Financial Results:

•	Research and development (R&D) expenses for the third quarter of 2016 were $0.55 million, compared to $0.5 million in the second quarter of 2016 and $0.4 million in the third quarter of 2015. The slight increase in the third quarter of 2016 as compared to the second quarter was primarily due to an increase in pre-clinical expenses (primarily payroll and related expenses), offset by a slight decrease in Intellectual Property expenses.

•	General and administrative (G&A) expenses for the third quarter of 2016 were $0.75 million, compared to $0.4 million in the second quarter of 2016 and $0.3 million in the third quarter of 2015. The increase in the third quarter of 2016 as compared to the second quarter was primarily due to increases of $0.15 million in professional services, including investor relations and other Nasdaq-related expenses, and $0.2 million in payroll-related expenses.

•	Finance expenses for the third quarter of 2016 were $0.2 million, compared to an insignificant amount in the second quarter of 2016 and the comparable period of 2015. The increase was primarily due to $0.15 million of expenses related to fair value of the tradable warrants granted on the U.S. IPO.

•	Net loss for the third quarter of 2016 was $1.5 million, or $0.015 per share, compared to $0.8 million, or $0.01 per share, in the second quarter of 2016, and $0.7 million, or $0.008 per share, in the third quarter of 2015.

Balance Sheet Highlights:

•	Cash and cash equivalents (including marketable securities and short terms deposits) totaled $9.4 million as of September 30, 2016, compared to $3.1 million on December 31, 2015, and $3.8 million on September 30, 2015. The increase compared to December 31, 2015, was primarily due to net proceeds of $7.6 million (after deducting underwriters’ fees) raised through the IPO in the U.S, priced on July 29, 2016,and additional net proceeds of approximately $2 million raised through a private placement completed in March 2016, offset by cash used in operations during the period.

•	Tradable warrants exercisable into shares totaled $0.8 million as of September 30, 2016, and represented, according to the international financial reporting standards (IFRS), the fair value of the tradable warrants granted in the U.S. IPO which closed on August 3, 2016.

•	Shareholders' equity totaled $8.4 million as of September 30, 2016, compared to $2.8 million on December 31, 2015, and $3.6 million on September 30, 2015.

* For the convenience of the reader, the amounts have been translated from NIS into U.S. dollars, at the representative rate of exchange on September 30, 2016 (U.S. $1 = NIS 3.75).

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About Cellect Biotechnology Ltd.

Cellect Biotechnology is traded on both the NASDAQ and Tel Aviv Stock Exchange (NASDAQ: "APOP", "APOPW", TASE: "APOP"). The Company is developing an innovative technology which enables the functional selection of stem cells based on their sensitivity to apoptosis. This functional-based selection is a breakthrough technology in the ability to isolate stem cells from any given tissue, and may improve a variety of stem cells applications.

The Company’s first planned product line is expected to include unique containers for cell selection in an apoptosis-inducing microenvironment. Cellect’s first planned commercial product candidate is a medical kit designed for the cancer treatment bone marrow transplantations market, as well as other markets which require cell selection. The Company plans that in the future its technology will be integrated in many production procedures of stem cell-based products.

Forward Looking Statements

This press release contains forward-looking statements about the Company’s expectations, beliefs and intentions. Forward-looking statements can be identified by the use of forward-looking words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. For example, forward-looking statements are used in this press release when we discuss the anticipated Phase I/II clinical trial in leukemia patients and the potential of our technology and its proposed uses. These forward-looking statements and their implications are based on the current expectations of the management of the Company only, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. In addition, historical results or conclusions from scientific research and clinical studies do not guarantee that future results would suggest similar conclusions or that historical results referred to herein would be interpreted similarly in light of additional research or otherwise. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; we may encounter delays or obstacles in launching and/or successfully completing our clinical trials; our products may not be approved by regulatory agencies, our technology may not be validated as we progress further and our methods may not be accepted by the scientific community; we may be unable to retain or attract key employees whose knowledge is essential to the development of our products; unforeseen scientific difficulties may develop with our process; our products may wind up being more expensive than we anticipate; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; our patents may not be sufficient; our products may harm recipients; changes in legislation; inability to timely develop and introduce new technologies, products and applications, which could cause the actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. Any forward-looking statement in this press release speaks only as of the date of this press release. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. More detailed information about the risks and uncertainties affecting the Company is contained under the heading “Risk Factors” in Cellect Biotechnology Ltd.'s final prospectus dated July 29, 2016 filed with the U.S. Securities and Exchange Commission, or SEC, which is available on the SEC's website, www.sec.gov. and in the Company’s period filings with the SEC and the Tel-Aviv Stock Exchange.

U.S. Investor Contact:
Bob Yedid
Managing Director
LifeSci Advisors, LLC
bob@lifesciadvisors.com
(646) 597-6989

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Cellect Biotechnology Ltd

Consolidated Statement of Operation

	Convenience
	translation
	Nine months ended	Nine months ended		Three months ended
	September 30,	September 30,		September 30,
	2016	2016	2015	2016	2015
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands, except share and per share data)

Research and development expenses	1,527	5,738	4,073	2,059	1,517

General and administrative expenses	1,696	6,372	2,369	2,825	1,022

Other income	(75)	(280)	-	-	-

Operating loss	3,148	11,830	6,442	4,884	2,539

Financial expenses due to warrants exercisable into shares	142	532	-	532	-

Other financial expenses (income), net	52	198	45	175	(15)

Total comprehensive loss	3,342	12,560	6,487	5,591	2,524

Loss per share:

Basic and diluted loss per share	0.039	0.147	0.088	0.057	0.033

Weighted average number of shares outstanding used to compute basic and diluted loss per share	85,583,252	85,583,252	73,962,752	98,494,725	75,989,903

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Cellect Biotechnology Ltd

Consolidated Balance Sheet Data

ASSETS

	Convenience
	translation
	September 30,	September 30,	December 31,
	2016	2016	2015
	Unaudited	Unaudited	Audited
	U.S. dollars	NIS
	(In thousands, except share and per share data)
CURRENT ASSETS:
Cash and cash equivalents	2,596	9,756	3,913
Short term deposits	5,225	19,635	-
Marketable securities	1,599	6,007	7,829
Accounts receivable	307	1,155	412

	9,727	36,553	12,154
NON-CURRENT ASSETS:
Restricted cash	5	20	20
Property, plant and equipment, net	361	1,356	1,187

	366	1,376	1,207

	10,093	37,929	13,361
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	270	1,014	466
Other accounts payable	510	1,916	2,394
	780	2,930	2,860
NON-CURRENT LIABILITIES:
Warrants exercisable into shares	824	3,096	-

EQUITY:
Ordinary shares of no par value: Authorized: 500,000,000 shares at December 31, 2015, September 30, 2015 and 2016; Issued and outstanding: 75,949,888*) at December 31, 2015 and September 30, 2015 and 107,583,485*) at September 30, 2016.	-	-	-
Share premium	17,972	67,539	36,725
Share-based payments	1,796	6,751	3,603
Treasury shares	(2,508)	(9,425)	(9,425)
Accumulated deficit	(8,771)	(32,962)	(20,402)

	8,489	31,903	10,501

	10,093	37,929	13,361

*)       Net of 2,686,693 treasury shares of the Company held by the Company.

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Cellect Biotechnology Ltd

Consolidated Cash Flow Data

	Convenience
	translation
	Nine months ended	Nine months ended		Three months ended
	September 30,	September 30,		September 30,
	2016	2016	2015	2016	2015
	Unaudited	Unaudited
	U.S. dollars	NIS
	(In thousands)
Cash flows from operating activities:
Net loss	(3,342)	(12,560)	(6,487)	(5,591)	(2,524)

Adjustments to reconcile net loss to net cash used in operating activities:
Financial expenses, net	39	146	36	137	(22)
Loss (gain) from revaluation of financial assets presented at fair value through profit and loss	6	21	(3)	22	-
Depreciation	58	218	40	38	14
Capital loss from sell of property, plant and equipment	2	9	-	-	-
Changes in fair value of warrants liability exercisable into shares	(20)	(77)	-	(77)	-
Share-based payment	555	2,086	774	576	242
Decrease (increase) in accounts receivable	(197)	(743)	(184)	17	(184)
Increase (decrease) in accounts payable	158	595	313	1,090	121
Interest received	-	-	1	-	-
Net cash used in operating activities	(2,741)	(10,305)	(5,510)	(3,788)	(2,353)

Cash flows from investing activities:
Proceeds from the sale of property, plant and equipment	25	95	77	-	-
Short term deposits	(5,225)	(19,635)	-	(19,515)	-
Sale (purchase) of marketable securities measured at fair value through profit and loss	479	1,801	3,430	-	2,000
Purchase of property, plant and equipment	(315)	(1,183)	(49)	(59)	(42)
Net cash provided by investing activities	(5,036)	(18,922)	3,458	(19,574)	1,958
Cash flows from financing activities:
Exercise of stock options	2	7	104	-	-
Issue of share capital, net of issue costs	9,369	35,209	6,292	27,745	-
Net cash provided by financing activities	9,371	35,216	6,396	27,745	-
Exchange differences on balances of cash and cash equivalents	(39)	(146)	(37)	(137)	22
Increase (decrease) in cash and cash equivalents	1,555	5,843	4,307	4,246	(373)
Balance of cash and cash equivalents at the beginning of the period	1,041	3,913	2,122	5,510	6,802
Balance of cash and cash equivalents at the end of the period	2,596	9,756	6,429	9,756	6,429

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